FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:              June

Commission File Number:    0-25672

MIRAMAR MINING CORPORATION
 (Translation of registrant’s name into English)

#300 – 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F                          Form 40-F        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
(Registrant)

By:	/s/ A. David Long A. David Long, Corporate Secretary

Dated: June 6, 2007

MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
June 6, 2007	NEWS RELEASE 07-12	MAE - TSX MNG-AMEX

Miramar Reports Initial Rand and More Suluk Results Continue to Exceed Expectations

—Hole 07PMD542 near surface at Rand encounters 10.9 g/t gold over 33.5 meters—

—Hole 07PMD529 at Suluk encounters 86.5 g/t gold over 2 meters at Bedrock—

VANCOUVER — Miramar Mining Corporation today announced results for an additional 21 diamond drill holes from the 2007 exploration program at the Hope Bay Project in Nunavut. There are currently 7 core drills working at Hope Bay with 4 drills coring from lake ice at the Suluk and Rand zones of the Madrid deposit and with a single drill is testing the Boston BN Zone. Also, the search for new deposits on the belt has begun with 2 drills are testing priority exploration targets on the 21 km long Madrid trend.

Drilling at Madrid continues to target potential high impact areas in the shallow portions of the existing resource. The drilling results received to date continue to exceed our expectations returning mineralization in areas previously interpreted as weakly or not mineralized in part due to limited wide spaced drilling. In general, the near surface grades are higher than previously interpreted and drilling has been able to expand and extend the mineralization at Suluk.

The first holes from wide spaced shallow drilling in the Rand area are reported below. Although the Rand area was considered to be generally lower grade than the balance of the Madrid deposit, (slightly less than 9% of the total Madrid with an average resource grade of slightly less than 3 g/t gold grams) visible gold has been observed in the majority of the drill holes. Hole 07PMD542 encountered a broad near surface mineralized interval of 10.9 g/t over 33.5m, including 30.6 g/t gold over 4.7m meters and 13.4 g/t Au over 15m. Assays for additional drill holes in the Rand Zone are pending.

Previous estimates of the inferred resources in these areas were not considered for inclusion in the upcoming feasibility study for Phase II. However, with the tighter spaced drilling and higher grades at these shallow depths, new estimates could have a positive impact in both resource addition and economics of a large scale mining operation due to the shallow location of the mineralization and the increased grade. As a result, this and ongoing work at Suluk may be included in the technical economic studies well underway for Phase II. Details of the drilling reported in this release are included below.

Drilling continues to encounter similar widths and grades to those returned in 2006 at the BN zone located 400m north of the Boston. Hole 07SBD353 returned 2.0 g/t Au over a length of 44.5 metres. Drill evaluation continues between the main Boston Resource and the BN Zone.

The additional sampling program at the main Boston resource continues. This sampling is required for a new evaluation of the Boston resource at a lower cut-off grade.

2007 Madrid Program

Miramar embarked on the 2007 exploration campaign at Hope Bay with the objectives of: advancing the deposits towards completion of a feasibility study for Phase II production, primarily with infill drilling and supporting technical and metallurgical studies, conducting exploration drilling along strike and to depth on the existing deposits, and embarking on testing of priority exploration targets for new discoveries on strike and in similar settings to the existing resource areas.

The 2007 program was initiated on March 17, 2007 with 5 drills testing resource targets from the frozen lake surface in the Suluk and Rand areas. Significant recent results are presented below:

Suluk and Rand Targets

A project of infill drilling the upper 300m of the Suluk Zone and upper 200m of the Rand Zone is ongoing, targeting near surface mineralization. Most holes are returning results equivalent to or better than data from surrounding drillholes. Highlights are summarized in the following table with complete significant results appended to this release.

Suluk and Rand Targets Highlights

HOLE ID	AREA	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)	NOTES
07PMD542	Rand	114.5	148.0	33.5	10.9
Including		117.5	122.2	4.7	30.9
Including		127.0	142.0	15.0	13.4	Additional assays pending
07PMD532	Rand	44.5	60.1	15.6	7.6
07PMD526	Suluk	18.4	83.0	64.6	3.1
including		18.4	28.5	10.1	8.8
07PMD529	Suluk	114.0	116.0	2.0	86.5	Additional assays pending
07PMD531	Suluk	85.0	113.5	28.5	4.4
07PMD522	Suluk	18.0	38.0	20.0	4.0

Boston Nose Area

Drilling on the BN zone started on April 18, 2007. Currently two drills are active in the Boston area testing lake ice based exploration targets south and east of the Boston Resource area. Additional drilling on the BN area will be undertaken from land once the ice-based drilling is completed. The second phase of BN drilling will focus on linking the main Boston resource area to the BN area located 400m north of the Boston Resource.

HOLE ID	AREA	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)	NOTES
07SBD353	Boston	84.0	128.5	44.5	2.0

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

Miramar aims to become a significant gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution and risk to shareholders, Miramar has developed a phased approach to maximizing potential gold production from the Hope Bay belt starting with the proposed small scale, high grade Doris North Project. Miramar then hopes to extend and expand production levels by sequentially developing the rest of Doris, Boston and Madrid. All contemplated production at the Hope Bay project is subject to positive feasibility studies, the availability of financing and permitting and regulatory approval.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by TSL in Saskatoon with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by Acme Laboratories in Vancouver.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar's website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the planned program for 2006, proposed feasibility studies and possible production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and securities legislation in certain provinces in Canada. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh

President & CEO, Miramar Mining Corporation

Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780 Email: info@miramarmining.com

N
2006 Rand Resource
2006 Suluk Resource
2006 South Suluk Resource
Patch Lake
Section 3700E
Section 3860E
Section 50020NW
07PMD530
07PMD532
07PMD527
07PMD542
07PMD528
07PMD521
07PMD522
07PMD524
07PMD525
07PMD526
07PMD520
07PMD519
07PMD523
07PMD529
07PMD531
07PMD517
07PMD518
Legend
Currently Reported 2007 Drill Hole Location
Previously Reported 2007 Drill Hole Location
Large Pit Outline
Small Pit Outline
Suluk Resource
Rand Resource
Outcrop
2007 Suluk Drill Hole Locations
Date : June 2007
Drawing : DH Location
Scale : 1: 10,000
MIRAMAR
HOPE BAY LTD.
0
100
200
400 m

Figure 1. Madrid Deposit Area with Recent 2007 Drilling

Figure 2. Rand Section 3700E

Figure 3. Rand Section 3860E

Figure 4. Suluk Section 50020NW

MIRAMAR
HOPE BAY LTD.
Boston Drill Hole Locations
Legend
Newly Released 2007 Drill Hole
Proposed 2007 Drill Hole
Previously Released Drill Hole
N
D339
D349
D347
07SBD355
Sediments
D344
D348
BN Zone
D350
07SBD353
D351
D343
D340
D331
Sediments
D338
D352
07SBD354
D346
Basalts
Drilling in Progress
Fold Axis
Portal
Volcaniclastics
B2-B3 Deposits
0
50
100
meters

Figure 5. Boston BN Zone

Madrid detail drill results, significant assays only

HOLE ID	AREA	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)	NOTES
07PMD517	Suluk					No significant values
07PMD518	Suluk	475.5	491.2	15.7	3.2
includes		476.5	478.2	1.6	8.7
07PMD519	Suluk	14.6	26.4	11.8	4.8
includes		14.6	16.7	2.0	8.5
And		21.7	26.0	4.3	7.9
And		47.0	61.9	14.9	3.4
includes		56.0	61.9	5.9	6.4
And		226.8	227.3	0.5	10.6
And		245.9	254.7	8.8	3.9
And		252.5	253.3	0.8	12.5
And		271.6	288.8	17.3	2.9
includes		278.7	288.8	10.1	3.1
07PMD520	Suluk					no significant values
07PMD521	Suluk	74.2	77.9	3.6	9.2
And		103.7	119.2	15.5	4.1
includes		104.5	107.6	3.1	16.4
And		133.0	138.2	5.2	4.1
07PMD522	Suluk	18.0	38.0	20.0	4.0
includes		24.0	35.0	11.0	6.1
And		52.0	61.0	9.0	3.9
includes		52.0	53.0	1.0	21.4
07PMD523	Suluk	213.0	214.0	1.0	23.0
And	Suluk	253.0	257.2	4.2	3.9
And		262.0	265.0	3.0	3.3
And		273.8	289.8	15.9	3.1
includes		273.8	277.0	3.2	9.9
07PMD524	Suluk	32.5	44.5	12.0	3.9	additional assays pending
07PMD525	Suluk	246.5	263.9	17.4	3.4
includes		252.5	255.5	3.0	7.8
07PMD526	Suluk	18.4	83.0	64.6	3.1
includes		18.4	28.5	10.1	8.8
which includes		21.0	22.5	1.5	29.9
includes		40.5	50.0	9.5	5.3
which includes		41.5	42.5	1.0	32.4
includes		68.0	83.0	15.0	2.5
07PMD527	Rand	21.6	22.3	0.8	6.3
And		126.5	126.9	0.5	33.0
And		136.4	138.5	2.1	4.5
07PMD528	Suluk	125.5	129.8	4.3	9.7
07PMD529	Suluk	114.0	116.0	2.0	86.5	additional assays pending
07PMD530	Suluk	11.0	33.8	22.8	3.2
includes		16.4	18.2	1.8	12.8

HOLE ID	AREA	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)	NOTES
07PMD531	Suluk	33.5	50.0	16.5	1.5
includes		33.5	35.0	1.5	9.1
And		85.0	113.5	28.5	4.4
includes		89.0	90.0	1.0	16.5
includes		90.0	100.0	10.0	6.1
which includes		92.5	94.0	1.5	10.9
which includes		97.0	98.5	1.5	13.7
includes		109.0	110.5	1.5	12.1
07PMD532	Rand	44.5	72.8	28.3	5.0
includes		44.5	60.1	15.6	7.6
which includes		55.4	60.1	4.6	15.3
07PMD542	Rand	114.5	148.0	33.5	10.9
Includes		117.5	122.2	4.7	30.9
And includes		127.0	142.0	15.0	13.4
07PSD132	P7	387.1	392.2	5.1	5.1
And		399.2	401.6	2.4	3.6
And		443.4	451.0	7.6	2.2
And		458.2	463.1	4.9	2.4
07SBD353	Boston	84.0	128.5	44.5	2.0
includes		93.0	97.4	4.4	6.8
07SBD354	Boston	238.8	247.0	8.2	4.5
includes		242.5	243.5	1.0	18.7
07SBD355	Boston	116.0	130.9	14.9	2.3
includes		127.8	128.7	0.9	12.7